Filed Pursuant to Rule 433

Registration No. 333-231096

The Republic of Korea

US$625,000,000 1.000% Notes due 2030

September 9, 2020

Final Term Sheet for US$625,000,000 1.000% Notes due 2030 (the “U.S. dollar-denominated Notes”)

Issuer	The Republic of Korea

Issue Currency	U.S. Dollars

Issue Size	US$625,000,000

Issue Date	September 16, 2020

Maturity Date	September 16, 2030

Settlement Date	On or about September 16, 2020, which will be the fifth business day following the date of this final term sheet. Because the U.S. dollar-denominated Notes will initially settle in T+5, if you wish to trade the U.S. dollar-denominated Notes on any day prior to the second business day from the settlement date, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Interest Rate	1.000% per annum (payable semi-annually)

Day Count Convention	Interest on the U.S. dollar-denominated Notes will be computed on the basis of a 360-day year of twelve 30-day months.

Interest Payment Dates	March 16 and September 16 of each year, starting March 16, 2021. Interest on the U.S. dollar-denominated Notes will accrue from September 16, 2020.

Business Center	In any case where the due date for the payment of the principal of or interest on the U.S. dollar-denominated Notes will be, at any place from which any check for such payment is to be mailed or where such U.S. dollar-denominated Note is to be surrendered for payment or, in the case of payments by transfer, where such transfer is to be made, a day on which banking institutions in New York City are authorized or obligated by law to close, then such payment need not be made on such date at such place but may be made on the next succeeding day at such place which is not a day on which banking institutions are authorized or obligated by law to close, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay.

Public Offering Price	98.139%

Gross Proceeds	US$613,368,750

Underwriting Discounts	0.15%

Net Proceeds (before expenses)	US$612,431,250

Final Term Sheet for US$625,000,000 1.000% Notes due 2030 (the “U.S. dollar-denominated Notes”)

Issuer	The Republic of Korea

Listing	Application has been made to the Singapore Exchange Securities Trading Limited for the listing and quotation of the U.S. dollar-denominated Notes on the Singapore Exchange Securities Trading Limited.

Joint Bookrunners	BNP Paribas, BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Standard Chartered Bank and Mirae Asset Daewoo Co., LTD.

ISIN	US50064FAS39

CUSIP	50064F AS3

This final term sheet should be read in conjunction with the prospectus dated August 10, 2020, as supplemented by the preliminary prospectus supplement dated September 7, 2020 (together, the “Preliminary Prospectus”), relating to the U.S. dollar-denominated Notes. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the U.S. Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov. Alternatively, the Issuer, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at +1-877-858-5407.

The most recent prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/873465/000119312520241470/d59835d424b5.htm .

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